

December 12, 2014

<u>Via E-mail</u>
Mark Radom
Chief Executive Officer
Graphite Corp.
1031 Railroad Street, Suite 102A
Elko, NV 89801

      Re: Graphite Corp.
              Current Report on Form 8-K
              Response dated December 1, 2014
              File No. 0-54336

Dear Mr. Radom:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We have reviewed your response to our letter dated November 4, 2014. We understand your activities during the months leading up to the August acquisition consisted of resolving a "dispute with the optionor of [y]our Alabama mineral property," planning for your mining operations and fundraising. Based on your most recently filed Form 10-Q, we also note the continued lack of mineral claims and exploration expenses for the fiscal quarter ended September 30, 2014, along with expenses consisting solely of professional fees, consulting fees, and general and administrative costs, which, as stated in our prior letter, do not necessarily indicate greater than nominal operations. Please explain how the aforementioned activities constitute operating activities related to mineral exploration. If you determine that such activities do not constitute more than nominal operations, such that you were considered to be a shell company at the time of the transaction reported in the Form 8-K, please also advise us regarding the shell company status of Advance Graphene Ltd. and whether amendment of the Form 8-K is necessary.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Liz Walsh, Staff Attorney, at 202.551.3696, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara Ransom
Assistant Director

cc: Thomas E. Puzzo